霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道 88 號 太古廣場一座 11 樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

October 4, 2023

VIA EDGAR

Ms. Rucha Pandit
Mr. Dietrich King
Mr. Stephen Kim
Ms. Angela Lumley
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Partners
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
N W O Tang
E I Low*
J P Kwan
S K S Li
L H S Leung
A J McGinty
L Davidson
A Croke
J E M Leitch
B A Phillips
T Liu

Counsel
A D E Cobden
J S F Yim
J Leung
D Lau
S Suen
J Cheng

Foreign Legal Consultants
S Tang
(New York, USA)
B Kostrzewa
(District of Columbia,
USA)

*Notary Public

Dear Ms. Pandit, Mr. King, Mr. Kim and Ms. Lumley,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In the meantime, we are submitting to the staff of the Commission (the “Staff”) the Company’s responses to the comments contained in the Staff’s letter dated September 19, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 14, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Capitalization, page 39

1.	We note your response to comment 3 stating that you have repaid all the related party payables indebtedness as of June 30, 2023. It appears you have a related party payable of $40,197 as of June 30, 2023 per the balance sheet on page F-23 and Note 12 on page F-37. Please revise the table to incorporate your related party payables indebtedness as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement.

2.	Please tell us your consideration of providing pro forma information regarding the issuance of 89,795,000 shares of Class B Ordinary Shares on July 4, 2023 in connection with your reorganization, or revise to reflect the issuance as a separate column in the tabular disclosure before Pro Forma As Adjusted column. Refer to Rule 11-01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court . . ., page 26

3.	Please revise your disclosure to state that with respect to Securities Act claims, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

Description of Share Capital, page 87

4.	Please revise here and in your Description of American Depositary Shares section to reflect the exclusive forum provisions discussed in the risk factor disclosure on pages 26 and 27.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the Staff of the Commission. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Should you have any questions regarding the Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

Barry P. Biggar, Esq., Partner, Sichenzia Ross Ference Carmel LLP